UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____________ TO _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.
1400 WEST 94TH STREET
MINNEAPOLIS, MINNESOTA 55431

1

Donaldson Company, Inc.
Retirement Savings and Employee Stock
Ownership Plan
Financial Statements Including Report of Independent Registered Public Accounting Firm and Supplemental Schedule
December 31, 2015 and 2014

Donaldson Company, Inc.
Retirement Savings and Employee Stock Ownership Plan

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

Report of Independent Registered Public Accounting Firm

To the Investment Committee and Administrator of

Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

June 28, 2016

1

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Assets
Investments, at fair value
Interest-bearing cash	$2,560,606	$2,507,139
Mutual funds	208,704,567	308,432,409
Donaldson Company, Inc. Common Stock Fund	178,610,989	267,578,355
Investment contract	31,111,454	34,485,475
Common/collective trust funds	90,381,145	—

Total investments, at fair value	511,368,761	613,003,378

Receivables
Employer contributions receivable	1,240,835	961,429
Notes receivable from participants	5,280,723	5,675,440

Total receivables	6,521,558	6,636,869

Total assets	517,890,319	619,640,247

Net assets available for benefits at fair value	517,890,319	619,640,247

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(221,770)	(496,332)

Net assets available for benefits	$517,668,549	$619,143,915

The accompanying notes are an integral part of these financial statements.

2

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income
Interest and dividend income	$13,428,727

Interest income on notes receivable from participants	222,817

Contributions
Employer	8,411,078
Participants	16,518,388
Rollovers	979,304
Total contributions	25,908,770
Total additions	39,560,314

Deductions from net assets attributable to:
Net depreciation of the fair value of investments	(71,110,909)
Benefits paid to participants	(69,883,952)
Administrative expenses	(40,819)
Total deductions	(141,035,680)

Net decrease in net assets available for benefits	(101,475,366)

Net assets available for benefits
Beginning of year	619,143,915

End of year	$517,668,549

The accompanying notes are an integral part of these financial statements.

3

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Fidelity Management Trust Company is the Plan’s trustee (the Trustee) and record keeper.

Eligibility

All regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any Company contributions, unless their labor agreement and the Plan document provide for it.

Contributions

Participants may contribute up to 50% of annual compensation through pre-tax 401(k) contributions or after-tax Roth 401(k) contributions, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution. Employees who are not covered by a collective bargaining agreement are automatically enrolled at a 3% pre-tax 401(k) contribution rate forty-five days after they become eligible if they do not proactively enroll in or opt out of the Plan.

The Company makes fixed matching contributions to the Plan for employees eligible for the matching contribution as defined in the Plan document. The fixed matching contributions are based on participant contributions into the Plan and are calculated at one hundred percent of the first 3% of compensation deferred by the participant and deposited into the Plan and fifty percent of the next 2% of compensation deferred by the participant and deposited into the Plan. The fixed matching contributions are made in cash. Fifty percent of the matching contribution is invested directly in the Company’s common stock while the other fifty percent is invested as the participant’s contributions are invested.

The Company provides a fixed annual Company contribution to employees in the Chillicothe, Missouri facility, employees in the Stevens Point, Wisconsin facility hired on or after February 16, 2013, and employees in the Cresco, Iowa facility hired on or after June 27, 2015 covered by three collective bargaining agreements. A Company contribution equal to 4% of each eligible employee’s pay is made subsequent to the Plan year end. For the Plan year ended December 31, 2015, the Company contribution, and contribution receivable, for Chillicothe and Stevens Point employees was $159,393 and $80,370, respectively. There were no employees eligible at the Cresco, Iowa facility for the Plan year ending December 31, 2015. For the Plan year ended December 31, 2014, the Company contribution, and contribution receivable, for Chillicothe and Stevens Point employees was $186,730 and $44,588, respectively. The contributions are invested according to the participants’ investment elections for their pre-tax contributions. For employees not making pre-tax contributions, the contributions are made to the default JPMCB SmartRetirement Fund as discussed below.

Effective August 1, 2013, the Company began providing a 3% annual Company retirement contribution in addition to the Company’s 401(k) match to eligible participants hired on or after August 1, 2013 as defined by the Plan document. Effective August 1, 2016, the Company will provide a 3% annual Company retirement contribution to eligible participants hired prior to August 1, 2013 as defined in the Plan document. The annual Company retirement contribution is equal to 3% of each eligible employee’s compensation, and is made subsequent to the Plan’s year end. For the plan years ended December 31, 2015 and 2014, the Company contribution receivable was $771,885 and $392,517, respectively. The contributions are invested according to the participants’ investment elections for their contributions. For employees not making contributions, the contributions are made to the default JP Morgan SmartRetirement Fund as discussed below.

4

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate his or her contributions, the contributions are placed in the age appropriate JP Morgan SmartRetirement Fund. The participant may directly invest up to 15% of his or her contributions in the Company’s common stock.

The allocation of the participant’s contributions to the investment funds may be changed daily. There are no restrictions on transfers among or between the various investment options for employee contributions. Participants may transfer money out of the Donaldson Company, Inc. Common Stock Fund, but are limited on transferring money into this fund. If the participant has less than 15% of his or her total balance in the Donaldson Company Inc. Common Stock Fund, the participant is able to transfer funds into it up to the amount where the total invested in the fund is 15% of the participant’s total balance. Each participant’s account is credited with his or her contributions, including rollover contributions, his or her share of Company contributions, and an allocation of related investment earnings thereon. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.

Vesting

Participants are 100% vested in their accounts at all times with the exception of contributions made under the annual retirement contribution and the fixed annual Stevens Point and Cresco contribution outlined above. The annual retirement contribution and the fixed annual Stevens Point and Cresco contribution become fully vested after three years of vesting service.

Forfeited Accounts

Forfeited non-vested accounts are used to restore accounts for rehired participants; reduce employer contributions; reduce Plan expenses or to correct errors. Forfeited non-vested accounts totaled $86,391 and $26,283 as of December 31, 2015 and 2014, respectively. No forfeitures were used to restore accounts for rehired participants; reduce employer contributions; reduce Plan expenses or to correct errors for the year ended December 31, 2015.

Payment of Benefits

Upon termination of employment, disability, or termination of the Plan, a participant or designated beneficiary will receive the participant’s account balance in a lump-sum payment. If the participant’s termination is considered a retirement, as defined in the Plan document, a participant or designated beneficiary can receive a partial distribution. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Administrative Committee.

Notes Receivable from Participants

Under the Plan document, participants may borrow up to 50% of their employee contribution account balance or $50,000, whichever is less. Company contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans at December 31, 2015 and 2014, ranged from 4.25% to 8.25%. Loans mature at various dates through January 2026 and are generally paid through payroll deductions.

5

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

Plan Termination

The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies which are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 7 for disclosure of the Plan’s fair value measurements. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Earnings

Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net depreciation in the fair value of its investments in the Statement of Changes in Net Assets Available for Benefits. Net depreciation consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Contributions

Participant contributions are recorded in the period the Company makes the payroll deductions. Company contributions are recorded in the period that the employee earns the contributions. Company discretionary contributions, if any, are recorded in the period in which they are declared.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Plan Expenses

Investment management fees and administrative fees charged by the Trustee are paid by the Plan. All other expenses, including legal, accounting, and other services, are paid by the Company.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

6

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

Concentration of Market Risk

At December 31, 2015 and 2014, approximately 35% and 43% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standard Update 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 amended Accounting Standards Codification 820, Fair Value Measurement, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset per share practical expedient as well as to remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments are to be applied retrospectively and are effective for annual periods beginning after December 15, 2015, with early application permitted. We are currently evaluating the impact of adopting ASU 2015-07 on the Plan's financial statements.

In July 2015, the FASB issued guidance (ASU 2015-12) associated with plan accounting comprised of three parts. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation (depreciation) in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risk. Further, the disclosure of information about fair value measurements will be provided by general type of plan asset. Part III is not applicable to the Plan. This guidance is effective for the Plan on January 1, 2016, with early adoption permitted. The guidance applicable to the Plan is to be applied retrospectively. We are currently evaluating the impact of adopting ASU 2015-12 on the Plan's financial statements.

7

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

3.	Investments

The investments that represent 5% or more of the Plan’s net assets available for benefits were as follows as of December 31:

	2015	2014
Donaldson Company, Inc. Common Stock Fund	$178,610,989	$267,578,355
Fidelity Contrafund K	72,890,235	71,058,128
Fidelity Managed Income Portfolio II Fund	30,889,684	33,989,143
John Hancock Disciplined Value	28,866,516	—
Fidelity Equity Income K Fund	—	33,715,532

During the year ended December 31, 2015, investments had net depreciation in value as follows:

Net depreciation of mutual funds	$(4,158,825)
Net depreciation of common/collective trusts	(2,642,086)
Net depreciation of Company common stock	(64,309,998)
$(71,110,909)

At December 31, 2015, the Donaldson Company, Inc. Common Stock Fund consisted of 6,231,973 shares of the Company’s common stock valued at $178,609,804 and $1,185 in the Fidelity Institutional Cash Portfolio which consists mainly of cash. At December 31, 2014, the Donaldson Company, Inc. Common Stock Fund consisted of 6,923,621 shares of the Company’s common stock valued at $267,576,925 and $1,430 in the Fidelity Institutional Cash Portfolio.

4.	Nonparticipant-Directed Investments

At December 31, 2015 and 2014 the balance in the nonparticipant-directed portion of the Donaldson Company, Inc. Common Stock Fund totaled $178,610,989 and $267,578,355, respectively. Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments is as follow:

Year-ended December 31, 2015
Changes in Nonparticipant-Directed Net Assets of
Donaldson Company, Inc. Common Stock Fund:
Contributions	$4,536,802
Interest and dividend income	3,144,632
Net depreciation	(64,309,998)
Benefits paid to participants	(26,486,022)
Administrative expenses	(14,187)
Net transfers to participant-directed investments	(5,838,593)
$(88,967,366)

8

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

5.	Tax Status

The Plan has received a favorable determination letter from the IRS, dated September 14, 2013, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Related Party Transactions

Participants have the option to direct their contributions to be invested in certain mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised primarily of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s common stock.

At December 31, 2015 and 2014, the Plan held 6,231,973 and 6,923,621 shares of Donaldson Company stock, valued at $178,610,989 and $267,578,355 respectively. Dividends received on Donaldson Company Stock were $3,144,632 for the year ended December 31, 2015. For the year ended December 31, 2015 purchases and sales of Donaldson Company Stock were $4,755,944 and $32,543,629, respectively.

At December 31, 2015 and 2014, the Plan held 32,357,594 and 42,497,653 units of funds sponsored by the Trustee, valued at $121,810,917 and $248,241,945 respectively. Dividends received on Trustee sponsored funds were $5,459,766 for the year ended December 31, 2015. For the year ended December 31, 2015 purchases and sales of Trustee sponsored funds were $15,706,427 and $151,509,023, respectively.

7.	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

9

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

Level 1 – Quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2015.

Donaldson Company, Inc. Common Stock Fund: Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Investments in mutual funds are stated at fair value based on quoted market prices.

Common/Collective Trusts. Investments in collective trust funds are valued at fair value reported by the fund managers based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

The common/collective trusts include investments in target date retirement funds. The objective of these funds is to seek total return with a shift to current income and some capital appreciation over time as the funds approach and pass their target retirement dateby investing primarily in other common/collective or commingled funds.

At December 31, 2015, the Plan had no unfunded commitments related to the common/collective trusts. There are no participant redemption restrictions for these investments.

Fully Benefit Responsive Investment Contract. Investments in the fully benefit responsive investment contract (investment contract) are valued at contract value, which approximates fair value. It is the policy of the investment contract to use its best efforts to maintain a stable net asset value of $1.00 per unit; although there is no guarantee that the investment contract will be able to maintain this value. The investment contract uses independent pricing services approved by the Trustee to value its investments. When current market prices or quotations are not readily available or reliable, valuations may be determined in good faith in accordance with procedures adopted by the Trustee. Factors used in determining value may include market or security specific events, changes in interest rates, and credit quality.

The objective of the investment contract is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital by investing in assets and entering into contracts issued by third-parties and investing in cash equivalents represented by shares in a money market fund. See Note 8 for further information on the investment contract.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2015 or 2014.

10

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$178,610,989	$—	$—	$178,610,989
Mutual Funds and Interest Bearing Cash	211,265,173	—	—	211,265,173
Investment Contract	—	31,111,454	—	31,111,454
Common/Collective Trust	—	90,381,145	—	90,381,145
Total assets at fair value*	$389,876,162	$121,492,599	$—	$511,368,761

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$267,578,355	$—	$—	$267,578,355
Mutual Funds and Interest Bearing Cash	310,939,548	—	—	310,939,548
Investment Contract	—	34,485,475	—	34,485,475
Total assets at fair value**	$578,517,903	$34,485,475	$—	$613,003,378

* The fair value of assets in the Plan as of December 31, 2015 were invested approximately 76% in Mid/Large Cap Companies, 11% in Fixed Income, 7% in Small Cap Companies, 4% in Foreign Companies and 2% in other.

** The fair value of assets in the Plan as of December 31, 2014 were invested approximately 78% in Mid/Large Cap Companies, 10% in Fixed Income, 6% in Small Cap Companies, 4% in Foreign Companies and 2% in other.

11

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2015 and 2014

8.	Investment Contract with Company

The Plan has a fully benefit-responsive investment contract with Fidelity Management Trust Company (FMTC), the Fidelity Managed Income Portfolio II (MIP II or Investment Contract). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, MIP II invests in assets and enters into contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by FMTC. Contract value represents contributions made under the contract, plus interest and dividends credited less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. Withdrawals prompted by certain events, including premature termination of the contract by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, may be paid at market value, which may be less than book value. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.

FMTC is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.

	2015	2014
Rate of return on investments underlying the contract*	1.97%	1.70%
Based on interest rate credited to participants**	1.52%	1.38%

*Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

**Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

At December 31, 2015, the Plan had no unfunded commitments related to the investment contract. Redemptions made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur, and may be subject to certain redemption fees.

9.	Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

12

SUPPLEMENTAL SCHEDULE

13

Donaldson Company, Inc.

Retirement Savings and Employee Stock Ownership Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

EIN 41-0222640

Plan Number 007

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment	Cost	Current
	Borrower, Lessor	Including the Maturity Date,		Value
	or Similar Party	Rate of Interest, Collateral,
		Par or Maturity Value
*	Donaldson Company, Inc. Common Stock Fund	Common Stock, 6,231,973 shares participation	$67,805,252	$178,610,989
*	Fidelity Contrafund K	Mutual Fund, 737,159 units of participation	**	72,890,235
*	Fidelity Managed Income Portfolio II Fund	Investment Contract, 31,111,454 units of participation	**	31,111,454
	John Hancock Disciplined Value	Mutual Fund, 1,678,286 units of participation	**	28,866,516
	Schroeder U.S. Opportunities Fund	Mutual Fund, 948,129 units of participation	**	21,721,644
	BlackRock Total Return K	Mutual Fund, 1,790,564 units of participation	**	20,609,394
*	Fidelity Diversified International K	Mutual Fund, 508,981 units of participation	**	17,809,228
	JP Morgan Smart Retirement 2020	Common/Collective Trust, 574,355 units of participation	**	17,081,305
	Spartan 500 Index Fund	Mutual Fund, 237,667 units of participation	**	17,066,832
	JP Morgan Smart Retirement 2025	Common/Collective Trust, 490,032 units of participation	**	15,333,100
	JP Morgan Smart Retirement 2030	Common/Collective Trust,464,233 units of participation	**	14,850,814
	JP Morgan Smart Retirement 2035	Common/Collective Trust, 335,861 units of participation	**	10,935,636
	Brokeragelink Fund	Mutual Fund, 10,834,985 units of participation	**	10,834,985
	JP Morgan Smart Retirement 2040	Common/Collective Trust, 312,632 units of participation	**	10,241,811
	JP Morgan Smart Retirement 2015	Common/Collective Trust, 317,877 units of participation	**	8,894,199
	Hood River Small Cap Growth Fund	Mutual Fund, 213,635 units of participation	**	6,300,100
	American Beacon Small Cap Value	Mutual Fund, 271,953 units of participation	**	6,108,064
	Dodge & Cox International	Mutual Fund, 164,175 units of participation	**	5,989,090
	Participant Loans	Participant loans receivable, interest rates from 4.25% to 8.25%, payable through January 2026	—	5,280,723
	JP Morgan Smart Retirement 2045	Common/Collective Trust, 129,174 units of participation	**	4,243,378
	JP Morgan Smart Retirement Income	Common/Collective Trust, 143,858 units of participation	**	3,649,689
	JP Morgan Smart Retirement 2050	Common/Collective Trust, 108,143 units of participation	**	3,534,108
	Vanguard Inflation Protected Fund	Mutual Fund, 121,741 units of participation	**	3,069,085
	JP Morgan Smart Retirement 2055	Common/Collective Trust, 98,845 units of participation	**	1,617,105
				$516,649,484

*	Denotes party-in-interest.
**	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	June 28, 2016	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Scott J. Robinson
Scott J. Robinson Vice President, Chief Financial Officer

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